Exhibit 99.3

800 – 324 8th Avenue SW Calgary AB, T2P 2Z2
www.computershare.com

February 11, 2021

To: All Canadian Securities Regulatory Authorities

Dear Sirs/Madames:

Subject: ALTAGAS LTD.

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type:	Annual General Meeting
Record Date for Notice of Meeting:	March 11, 2021
Record Date for Voting (if applicable):	March 11, 2021
Beneficial Ownership Determination Date:	March 11, 2021
Meeting Date:	April 30, 2021
Meeting Location (if available):	Virtual Meeting (Online)
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria	Not Applicable
Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	021361100	CA0213611001

Sincerely,

Computershare Trust Company of Canada
Agent for ALTAGAS LTD.